UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated November 9, 2023 announcing organizational updates of Turkcell.

Istanbul, November 9, 2023

Announcement Regarding the Change in Organization

The following organizational changes have been implemented for the purpose of strengthening our Company’s focus on technological advancement, innovation, providing agility and simplicity within the organization.

The positions of Corporate and Residential Sales Executive Vice Presidency, Consumer Sales Executive Vice Presidency, Marketing Executive Vice Presidency, Digital Services and Solutions Executive Vice Presidency, Strategy Executive Vice Presidency, and Digital Transformation Executive Vice Presidency have been abolished, and the respective Executive Vice Presidents have left their positions.

-	Sales Executive Vice Presidency has been established, and Kadri Özdal has been appointed to this position.
-	Marketing and Digital Services Executive Vice Presidency has been established, and Murat Akgüç has been appointed to the position.
-	Erkan Durdu, who carries out currently the position of the Executive Vice President of Human Resources in our Company has been appointed, as acting in lieu of Ali Türk, Executive Vice President of Supply Chain.
-	Vehbi Çağrı Güngör has been appointed to the position of Executive Vice President of Network Technologies, replacing the existing Executive Vice President.
-	Ali Uysal, who has been acting as Corporate Legal Affairs Director in our Company, has been appointed to the position of Chief Legal and Regulation Officer.

Murat Akgüç holds a bachelor's degree in Industrial Engineering from Boğaziçi University and has completed the Executive MBA program at the Rotterdam School of Management. With over 20 years of experience in business development, technology, telecommunications, strategy, digital innovation, and venture capital, he began his career at the Osmanlı Bankası and later worked on treasury projects in the banking sector. In 2004, he assumed the role of Vice President of Business Development and Strategy at Credit Europe Bank in the Netherlands. Returning to Turkey in 2015, Akgüç held high-level executive positions in technology, digital product development, strategy, and marketing in the international media and gaming sectors. In 2021, he joined the Turkey Wealth Fund as the Executive Vice President responsible for Venture Capital and Technology Investments. In 2022, he played a leading role in significant projects, including the acquisition of Türk Telekom, the largest M&A transaction in Turkey, and the establishment of the Türkiye Technology Fund - TTF (Fund of Funds) investing in Turkey's venture capital funds. Additionally, he took on roles as a Board Member at Türkiye Sigorta and TVF Technology Investments.

Prof. Dr. Vehbi Çağrı Güngör completed his bachelor's and master's degrees in 2001 and 2003, respectively, in Middle East Technical University, Department of Electrical-Electronics Engineering. During his master's studies, he worked at ASELSAN Software Engineering (Command, Control, Communication) Department. He earned his Ph.D. in 2007 from the Georgia Institute of Technology, Department of Electrical and Computer Engineering. Between 2020 and 2023, Dr. Güngör served as a Board Member of the BILTEG Executive Board in the TÜBİTAK TEYDEB program. Currently, he is the Head of the Computer Engineering Department at AGÜ. His research focuses on 5G and beyond communication technologies, mobile communication, the Internet of Things, and artificial intelligence. Dr. Güngör's research projects have received support from institutions such as the European Union, TÜBİTAK, the Ministry of Science, Industry and Technology, Turkcell, Türk Telekom, Havelsan, TÜBİTAK SA-GE, and NOKIA. Throughout his academic career, Dr. Güngör has published over 100 articles in international peer-reviewed journals and conferences.

Ali Uysal began his professional career as a lawyer in 2003, working as a senior attorney in the corporate advisory department of law firms serving national and international clients until 2009. In 2009, he took on the role of Legal Counsel responsible for establishing the internal legal department at SunExpress Airlines, a joint venture of Turkish Airlines and Lufthansa, where he served until 2014. From 2014 to 2019, Ali Uysal served as the Chief Legal Counsel for Turkish Airlines. Since 2020, he has been the Corporate Legal Affairs Director within the Legal Regulation Deputy General Management at Turkcell İletişim Hizmetleri A.Ş.. Ali Uysal, a graduate of Istanbul University Law Faculty, also completed his master's degree in European Union Law at Stockholm University Law Faculty.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer